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                                                                EXHIBIT 4(b)(v)



                   [SAGE LIFE ASSURANCE OF AMERICA, INC. LOGO]

                         MEMBER OF SAGE INSURANCE GROUP

                    ROTH INDIVIDUAL RETIREMENT ANNUITY RIDER

GENERAL

This Rider is made part of the Contract to which it is attached. The Contract as amended is intended to qualify as a Roth individual retirement annuity under
Section 408A of the Internal Revenue Code of 1986, as amended (the "Code").

APPLICABLE PROVISIONS

The following provisions apply and replace any contrary provisions of the
Contract:

      1. You shall be the Owner. Any provision of the Contract that would allow joint ownership, or that would allow more than one person to share distributions, is deleted.

      2. The Contract is not transferable or assignable (other than pursuant to a divorce decree in accordance with applicable law) and is established for the exclusive benefit of you and your Beneficiaries. It may not be sold, assigned, alienated, or pledged as collateral for a loan or as security.

      3.    Your entire interest in the Contract shall be nonforfeitable.

      4. Premium payments shall be in cash. The following premium payments shall be accepted under this Contract:

            a. Qualified rollover contributions from another Roth IRA or individual retirement account or annuity in accordance with Code Sections 408(d)(3), 408A(c)(3)(B), 408A(c)(6) and
                  408A(e);

            b. Amounts transferred from another Roth IRA or individual retirement account or annuity;

            c. Other premium payments in an amount not in excess of $2,000 for any year.

            The $2,000 limit is gradually reduced to $0 between certain levels of adjusted gross income ("AGI"). In accordance with Code Section 408A(c)(3), if you are single, the $2,000 limit is phased out between AGI of $95,000 and $110.000; if you are married and file a joint federal income tax return, it is phased out between $150,000 and $160,000; and if you are married and file a separate federal income tax return, it is phased out between $0 and $10,000. Also, a rollover or transfer from an individual retirement account or annuity will not be permitted if your AGI for the tax year exceeds $100,000 or if you are married and file a separate federal income tax return. Adjusted gross income is defined in Code Section 408A(c)(3) and does not include amounts transferred or rolled over to individual retirement annuities or accounts or Roth IRAs.

            You shall have the sole responsibility for determining whether any premium payment meets applicable income tax requirements.

      5. This Contract does not require fixed premium payments. Any refund of premiums (other than those attributable to excess contributions) will be applied before the close of the calendar year following the year of the refund toward the payment of additional premiums or the purchase of additional benefits.


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DVA-(R)IRA-9712
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      6.    Your entire interest in the Contract must be distributed no later than December 31 of the calendar year in which the fifth anniversary of your death occurs. However, proceeds which are payable to a named beneficiary who is a natural person may be distributed in substantially equal installments over the lifetime of the beneficiary or a period certain not exceeding the life expectancy of the beneficiary provided such distribution begins not later than December 31 of the calendar year in which the first anniversary of your death occurs. If the beneficiary is your surviving spouse, the surviving spouse may elect not later than December 31 of the calendar year in which the fifth anniversary of your death occurs to receive equal or substantially equal payments over the life or life expectancy of the surviving spouse commencing at any date prior to the date on which you would have attained age 70 1/2. Minimum payments will be calculated in accordance with Code Sections 408(b)(3) and 408A(c)(5) and the regulations thereunder.

            For the purposes of this requirement, any amount paid to any of your children will be treated as if it had been paid to your surviving spouse if the remainder of the interest becomes payable to the surviving spouse when the child reaches the age of majority.

            If the beneficiary is your surviving spouse, the spouse may treat the Contract as the spouse's own Roth IRA. This election will be deemed to have been made if the surviving spouse makes a regular Roth IRA contribution to the Contract, makes a rollover to or from the Contract, or fails to elect any of the above distribution options.

            No additional premiums will be accepted under this Contract after your death unless the beneficiary is your surviving spouse.

            Your beneficiary shall have the sole responsibility for requesting a distribution that complies with this Rider and applicable law.

      7. For purposes of the foregoing provision, life expectancy shall be determined by use of the expected return multiples in Table V of Treasury Regulation Section 1.72-9 in accordance with Code Sections 408(b)(3) and 408A(c)(5) and the regulations thereunder. Life expectancy will be initially determined on the basis of your beneficiary's attained age in the year distributions are required to commence. Unless your spouse elects otherwise prior to the date distributions are required to commence, your spouse's life expectancy will be recalculated annually based on your spouse's attained age in the year for which the distribution is being determined. The life expectancy of a nonspouse beneficiary will not be recalculated.

MODIFICATIONS

We reserve the right to amend the Contract or this Rider to the extent necessary to qualify as a Roth individual retirement annuity for federal income tax purposes.

CHARGE FOR THIS RIDER

There is no charge for this Rider.

EFFECTIVE DATE

This Rider is effective as of the Contract Date.

TERMINATION

This Rider will terminate on the date of the first to occur of the following events:

            1. The Contract is surrendered.

            2. The entire interest in the Contract has been distributed.

            3. You request the termination of this Rider.


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TERMS AND CONDITIONS

All of the terms used in this Rider have the same meanings as in the Contract unless otherwise clearly indicated in this Rider. This Rider is subject to all the exclusions, definitions and provisions of the Contract which are not inconsistent with the terms of this Rider.

                                    [SIG]

                                    Chairman

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